Annual Notice Dated May 1, 2026
Merrill Lynch Investor Choice Annuity® (IRA Series)
Issued through
Transamerica Life Insurance Company
Merril Lynch Life Variable Annuity Separate Account D
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Merrill Lynch Investor Choice AnnuitySM (Investor Series), a flexible premium individual deferred variable annuity contract (“Contract”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Merrill Lynch Life Variable Annuity Separate Account A (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89345P135?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Contract prospectus dated May 1, 2014, as supplemented, is incorporated herein by reference and contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS	3
SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED	4
IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT	5
INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT	6

SPECIAL TERMS
Account Value: The sum of the values of Your interests in the subaccounts of the Separate Account as of the end of a Valuation Period.
Accumulation Unit: A unit of measure used to determine the value of Your interest in a subaccount during the accumulation period. There will be Class-distinct Accumulation Units for each subaccount.
Accumulation Unit value: The value of an Accumulation Unit during a Valuation Period. Class-distinct Accumulation Unit values are determined for each subaccount as of the close of trading (usually 4:00 p.m. (ET)) on each day the New York Stock Exchange is open.
Annuitant: Any natural person(s) on whose life annuity payments are based. During the accumulation period all references to the Annuitant shall include any joint Annuitants.
Annuity Date: The date on which You choose to begin receiving annuity payments. The Annuity Date must occur by the oldest Annuitant’s 90th birthday.
Contract Anniversary: An anniversary of the Contract Date.
Contract Date: The effective date of the Contract. This is usually the business day we receive Your initial premium at our Service Center.
Contract Value: The total value of Your interest in the Contract as of the end of the Valuation Period. It equals the Account Value less any bonus amounts subject to recapture (for XC Class Contracts), less uncollected charges.
Contract Year: A one year period starting on the Contract Date and on each Contract Anniversary thereafter.
Individual Retirement Account or Annuity (“IRA”): A retirement arrangement meeting the requirements of Section 408 or 408A of the Internal Revenue Code (“IRC”).
Service Center: Where You send correspondence, inquiries and transaction requests. You may contact the Service Center by mail at 6400 C Street SW, Cedar Rapids, Iowa 52499-0001 or by phone at (800) 525-6205.
Valuation Period: The interval from one determination of the Accumulation Unit value for a subaccount to the next such determination.

SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Contract features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Contract.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix – Investment Options Available Under the Contract.
  For updated portfolio expense information please refer to Important Information You Should Consider About This Contract and the Appendix – Investment Options Available Under the Contract
  For updated portfolio performance information please refer to the Appendix – Investment Options Available Under the Contract

  IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT
  Your Contract prospectus dated May 1, 2014, as supplemented, contains more information about the Contract’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?	Yes. The following surrender charges apply if You withdraw money from the Contract within the periods shown below:			Fee Table Charges, Deductions, and Credits - Surrender Charge
	Contract Class	Maximum Surrender Charge	Maximum Years Surrender Charge Applies
	B Class	7.00%	7 years
	L Class	6.00%	4 years
	C Class	2.00%	1 year
	XC Class	8.00%	9 years
  Example: If You withdraw money from the XC Class Contract before 9 years have passed since a purchase payment, You could pay a surrender charge of up to $8,000 on a $100,000 investment. For other classes, the maximum surrender charge and period are lower (see table above).

Are There Transaction Charges?
  Yes. In addition to surrender charges, You may also incur charges for other types of transactions. These include:

    Transfer Fee. You are allowed up to 12 free transfers among subaccounts per Contract Year. After the 12th transfer, a $25 fee (not to exceed $30) may be charged for each additional transfer.
    Annual Contract Fee. An annual Contract fee of up to $50 is deducted on each Contract Anniversary and at the time of surrender or annuitization if Your Account Value or premiums (less withdrawals) is less than $50,000. This fee will not exceed $75.
    Rider Charges. If You elect optional benefits such as a Guaranteed Minimum Death Benefit (GMDB), Guaranteed Minimum Income Benefit (GMIB), or Guaranteed Minimum Withdrawal Benefit (GMWB), additional charges apply. These charges vary by rider.
    Premium Taxes. State premium taxes may be deducted upon full surrender, annuitization, or death benefit payout. These taxes range from 0% to 3.5%, depending on the state.
    Redemption Fee. The insurance company reserves the right to impose a redemption fee upon a transfer from one subaccount to another in jurisdictions where permissible, or to collect any redemption fee imposed by any Fund or required by a regulatory authority.
				Fee Table Charges, Deductions, and Credits
Are There Ongoing Fees and Expenses? (annual charges)
  Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Contract specifications page for information about the specific fees You will pay each year based on the options You have elected.
				Fee Table Examples Charges, Deductions, and Credits
	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.25%	2.00%
	Portfolio Company (fund fees and expenses)[2],3	0.13%	3.38%
	Optional Benefit Expenses (if elected)[4]	0.15%	2.00%
	1As a percentage of separate Account Value
	2As a percentage of assets after fee waiver and/or expense reimbursement.
	[3]See below Appendix: Investment Options Available Under the Contract for more information.
	4As a percentage of benefit base or separate Account Value.
  Because Your Contract is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Contract, the following table shows the lowest and highest cost You could pay each year, based on current charges. This estimate assumes that You do not take withdrawals from the Contract, which could add surrender charges and negative Contract Adjustments that substantially increase costs.

	Lowest Annual Cost $1,513	Highest Annual Cost $7,064
	Assumes:	Assumes:
    Investment of $100,000
    5% annual appreciation
    Least expensive combination of Contract Classes and Portfolio Company fees and expenses
    No optional benefits
    No sales charges
    No additional Purchase Payments, transfers, or withdrawals

    Investment of $100,000
    5% annual appreciation
    Most expensive combination of Contract Classes, optional benefits, and Portfolio Company fees and expenses
    No sales charges
    No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
  Yes. An investor can lose money by investing in the Contract. The value of Your Contract will fluctuate based on the performance of the investment options You select, and You bear the entire investment risk for amounts You allocate to the subaccounts. This means You could lose some or all of Your investment due to poor investment performance.
				Capsule Summary of the Contract Investments of the Separate Account
Is This a Short-Term Investment?
  No. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The Contract is designed for long-term retirement or investment goals. If You withdraw amounts from the Contract, You may be subject to surrender charges, taxes, and tax penalties.
				Capsule Summary of the Contract Features and Benefits of the Contract
What are the Risks Associated with Investment Options?
  An investment in the Contract is subject to the risk of poor investment performance, and the value of Your Contract can vary depending on the performance of the Investment Options available under the Contract. Each Investment Option, including each Portfolio Company and any Fixed Option, has its own unique risks. You should carefully review the available Investment Options before making an investment decision.
				Capsule Summary of the Contract Investments of the Separate Account
What are the Risks Related to the Insurance Company?
  An investment in the Contract is subject to risks related to the Insurance Company. Any guarantees, benefits, or obligations under the Contract, are subject to the financial strength and claims-paying ability of Transamerica Life Insurance Company. This includes the ability to meet obligations for death benefits, annuity payments, and any amounts in excess of the Contract Value.
  These guarantees do not apply to the performance of the variable investment options, which are subject to market risk.
  Additional information about Transamerica Life Insurance Company (formerly Transamerica Advisors Life Insurance Company), including its financial strength ratings from agencies such as Standard & Poor’s, Moody’s, or Fitch, is available upon request. You can obtain this information by visiting https://www.transamerica.com or by calling toll-free at (800) 525-6205.
				Transamerica Advisors Life Insurance Company and the Separate Account Other Information – Financial Condition of the Company
	RESTRICTIONS			Location in Prospectus
Are There Limits on the Investment Options?
  Yes. There are restrictions that may limit the Investment Options You may choose, as well as limitations on transfers among Investment Options.
    Investment Option Restrictions: The Insurance Company may add or remove investment options (subaccounts) at any time. You may allocate premiums or Account Value among up to 20 available subaccounts. Certain subaccounts may be closed to new investments or removed from the Contract.
    Transfer Limitations: Before the Annuity Date, You may transfer all or part of Your account value among the subaccounts up to twelve times per Contract Year without charge. If You make more than twelve transfers in a Contract Year, a transfer fee will apply. Transfers must be for at least $100 or the total value in a subaccount, if less. The Insurance Company may impose additional restrictions on transfers that violate disruptive trading procedures or to prevent market timing.
    Reservation of Rights: The Insurance Company reserves the right to:
      Remove or substitute Portfolio Companies.
      Close subaccounts to new premiums or incoming transfers.
      Stop accepting additional purchase payments.
      Make changes required by law or regulation.
				Investments of the Separate Account Features and Benefits of the Contract - Transfers Among Subaccounts
Are There Any Restrictions on Contract Benefits?
  Yes. There are restrictions and limitations relating to certain benefits offered under the Contract, including death benefits and living benefits (such as Guaranteed Minimum Death Benefit (GMDB), Guaranteed Minimum Income Benefit (GMIB), and Guaranteed Minimum Withdrawal Benefit (GMWB). The Insurance Company may also modify or terminate certain benefits under specific circumstances.
    Optional benefits (GMDB, GMIB, GMWB, ADB) may be terminated if You surrender the Contract, annuitize, or if certain changes are made (such as a change of owner or Annuitant that does not meet eligibility requirements). The Insurance Company reserves the right to change or discontinue these benefits for new Contracts or as required by law.
    Withdrawals that exceed limits specified by the terms of a Contract benefit may reduce the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit.
    The Insurance Company reserves the right to change or discontinue optional benefits for new purchasers, and to modify charges or features for existing benefits as permitted by law and the Contract.
				Capsule Summary of the Contract Features and Benefits of the Contract Charges, Deductions, and Credits
	TAXES			Location in Prospectus
What Are the Contract’s Tax Implications?
  An investor should consult with a tax professional to determine the tax implications of investing in and receiving payments under the Contract.
  The Contract is intended to be purchased through a tax‑qualified retirement plan or individual retirement account (IRA). The Contract does not provide additional tax deferral beyond that provided by the qualified plan or IRA itself. Withdrawals and distributions are generally subject to ordinary income tax and may be subject to Required Minimum Distribution (RMD) rules.
  Withdrawals from the Contract are generally subject to ordinary income tax on the earnings portion. Additionally, if withdrawals are made before the investor reaches age 59½, they may be subject to a 10% federal tax penalty, unless an exception applies.
				Tax Information
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
  Some investment professionals may receive compensation for selling the Contract to investors. This compensation is typically paid in the form of:
  Commissions: Merrill Lynch Life Agency, Inc. may receive commissions of up to 5.25% of each premium and up to 1.20% of Account Value per year for sales of the Contract by Financial Advisers. On the Annuity Date, the maximum commission paid to Merrill Lynch Life Agencies is 4.00% of Account Value. The maximum commission payable to Financial Advisers is 2.25% of each premium and up to 0.50% of Account Value per year. On the Annuity Date, the maximum commission payable to Financial Advisers is 1.50% of Account Value not subject to a surrender charge. The amount of commissions will vary by Class but will not exceed the maximums listed above.
  Revenue Sharing and Other Compensation: Transamerica Capital, LLC (“TCL”) (formerly Transamerica Capital, Inc (“TCI”) and its affiliates may pay additional cash amounts to certain selling firms for “preferred product” treatment. These payments may be based on sales volume or other criteria and can include flat fees, marketing support, and access to sales representatives. Distributor also compensates Retirement Solution Specialists, who provide training and marketing support to Financial Advisers, and whose compensation is based on sales in their region.
  Non-Cash Compensation: Financial Advisers and their branch managers may be eligible for bonuses, insurance benefits, financing arrangements, and non-cash items such as conferences, seminars, trips, entertainment, and merchandise. Additional compensation may be paid for meeting productivity, persistency, or length of service standards.
  These compensation structures may create a financial incentive for investment professionals to recommend or offer this Contract over other investment products. Investors are encouraged to ask their sales representative about the nature and extent of any compensation received in connection with the sale of the Contract.
				Other Information - Selling the Contract
Should I Exchange My Contract?
  You should only exchange Your Contract if, after carefully comparing the features, fees, and risks of both Contracts, and considering any surrender charges, tax implications, or other penalties associated with terminating Your current Contract, You determine that the new Contract better meets Your financial needs and objectives.
  Some investment professionals may have a financial incentive to recommend that You exchange Your existing Contract for a new one. These incentives can include commissions, overrides, or other compensation arrangements paid by the insurance company or its affiliates to the selling firm or representative.
				Capsule Summary of the Contract Other Information – Selling the Contract

  APPENDIX
  INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
  The following is a list of current Portfolio Companies available under the Contract, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
  Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
  More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89345P135?site=VAVUL
  You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
  The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Discovery Value Portfolio - Class A Advised by: AllianceBernstein L.P.	0.82%	2.89%	8.75%	8.55%
Long-term growth of capital.	AB International Value Portfolio - Class A Advised by: AllianceBernstein L.P.	0.92%	41.70%	10.47%	6.64%
Long-term growth of capital.	AB Relative Value Portfolio - Class A Advised by: AllianceBernstein L.P.	0.60%	10.47%	11.42%	10.57%
To provide high total return (including income and capital gains) consistent with preservation of capital over the long term.	American Funds - Asset Allocation Fund - Class 2 Advised by: Capital Research and Management Company	0.54%	26.77%	3.40%	7.00%
To provide growth of capital.	American Funds - Growth Fund - Class 2 Advised by: Capital Research and Management Company	0.58%	17.21%	13.89%	12.36%
To achieve long-term growth of capital and income.	American Funds - Growth-Income Fund - Class 2 Advised by: Capital Research and Management Company	0.53%	20.41%	9.08%	7.59%
To provide long-term growth of capital.	American Funds - International Fund - Class 2 Advised by: Capital Research and Management Company	0.78%	15.85%	8.97%	9.77%
To provide as high a level of current income as is consistent with the preservation of capital.	American Funds - The Bond Fund of America® - Class 2 Advised by: Capital Research and Management Company	0.63%	8.24%	5.60%	6.96%
Seek high total investment return.	BlackRock Advantage Large Cap Core V.I. Fund - Class I Advised by: BlackRock Advisors, LLC	0.79%	20.05%	14.15%	14.39%
Seek long-term capital appreciation.	BlackRock Advantage Large Cap Value V.I. Fund - Class I Advised by: BlackRock Advisors, LLC	1.15%	18.38%	12.71%	11.15%
Seek long-term growth of capital.	BlackRock Advantage SMID Cap V.I. Fund - Class I Advised by: BlackRock Advisors, LLC	1.08%	11.11%	7.04%	11.12%
To seek capital appreciation and, secondarily, income.	BlackRock Basic Value V.I. Fund - Class I Advised by: BlackRock Advisors, LLC	0.87%	24.38%	13.12%	10.84%
To seek high total investment return.	BlackRock Global Allocation V.I. Fund - Class I Advised by: BlackRock Advisors, LLC; Sub-Advised by: BlackRock International Limited	0.80%	19.80%	5.79%	7.59%
To seek to preserve capital, maintain liquidity and achieve the highest possible current income consistent with the foregoing.	BlackRock Government Money Market V.I. Fund - Class I Advised by: BlackRock Advisors, LLC; Sub-Advised by: BlackRock Investment Management, LLC(2)	0.64%	4.06%	3.05%	1.99%
To seek to maximize total return, consistent with income generation and prudent investment management.	BlackRock High Yield V.I. Fund - Class I Advised by: BlackRock Advisors, LLC; Sub-Advised by: BlackRock International Limited	0.64%	9.19%	4.79%	6.31%
Seeks long-term capital growth.	BlackRock International V.I. Fund - Class I Advised by: BlackRock Advisors, LLC; Sub-Advised by: BlackRock International Limited	1.17%	15.53%	2.49%	6.43%
To seek long-term capital growth.	BlackRock Large Cap Focus Growth V.I. Fund - Class I Advised by: BlackRock Advisors, LLC	0.90%	11.80%	10.47%	16.28%
Seek investment results that, before expenses, correspond to the aggregate price and yield performance of the Standard & Poor's 500 Index (the "S&P 500" or the "Underlying Index").	BlackRock S&P 500 Index V.I. Fund - Class I Advised by: BlackRock Advisors, LLC	0.13%	17.72%	14.28%	14.63%
To maximize total return, consistent with income generation and prudent investment management.	BlackRock Total Return V.I. Fund - Class I Advised by: BlackRock Advisors, LLC; Sub-Advised by: BlackRock International Limited	0.60%	8.00%	-0.37%	1.86%
Seeks long-term capital appreciation.	Columbia Variable Portfolio - Acorn Fund Advised by: Columbia Wanger Asset Management, LLC	0.96%	4.47%	1.02%	4.31%
Seeks long-term capital appreciation.	Columbia Variable Portfolio - Acorn International Fund Advised by: Columbia Wanger Asset Management, LLC	1.12%	12.76%	-1.00%	0.43%
Seeks long-term growth of capital.	Davis Equity Portfolio Advised by: Davis Selected Advisers, L.P.; Sub-Advised by: Davis Selected Advisers-NY, Inc.	0.71%	27.24%	13.39%	12.52%
Seeks to provide a high level of current income.	Eaton Vance VT Floating-Rate Income Fund - Initial Advised by: Eaton Vance Management	1.19%	3.95%	4.64%	4.43%
Seeks capital appreciation.	Federated Hermes Kaufmann Fund II - Primary Advised by: Federated Global Investment Management Corp	1.55%	7.03%	6.56%	6.85%
Seeks to achieve high current income and moderate capital appreciation.	Federated Hermes Managed Volatility Fund II - Primary Advised by: Federated Equity Management Company of Pennsylvania and Federated Investment Management Company	1.12%	7.03%	6.56%	6.85%
Seek capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.	Invesco V.I. Comstock Fund - Series I Advised by: Invesco Advisers, Inc.	0.75%	17.45%	15.43%	11.95%
To provide to seek capital appreciation.	Invesco V.I. Main Street Fund - Series I Advised by: Invesco Advisers, Inc.	0.86%	15.93%	12.47%	12.53%
Long-term growth of capital.	Invesco V.I. Main Street Mid Cap Fund® - Series I Advised by: Invesco Advisers, Inc.	0.94%	9.19%	9.11%	9.35%
Seeks long-term growth of capital.	Janus Henderson Forty Portfolio - Service Advised by: Janus Henderson Investors US, LLC	0.87%	17.86%	11.37%	15.96%
To seek maximum real return, consistent with prudent investment management.	PIMCO CommodityRealReturn® Strategy Fund - Administrative Advised by: Pacific Investment Management Company LLC	3.38%	18.79%	10.55%	6.54%
To seek maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO Low Duration Portfolio - Administrative Advised by: Pacific Investment Management Company LLC	0.66%	5.52%	1.57%	1.79%
To seek maximum real return, consistent with preservation of real capital and prudent investment management.	PIMCO Real Return Portfolio - Administrative Advised by: Pacific Investment Management Company LLC	1.39%	7.85%	1.21%	3.21%
Seeks maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO Total Return Portfolio - Administrative Advised by: Pacific Investment Management Company LLC	0.73%	8.89%	0.02%	2.36%
To seek long-term capital growth.	Templeton Growth VIP Fund - Class 2 Advised by: Templeton Global Advisors Limited; Sub-Advised by: Templeton Asset Managment Ltd.	1.19%	23.83%	7.95%	7.04%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.97%	10.99%	8.11%	7.08%
To seek current income and preservation of capital.	Transamerica Asset Allocation - Conservative Portfolio - Class A Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	1.05%	6.04%	2.31%	4.68%
To seek capital appreciation with current income as a secondary objective.	Transamerica Asset Allocation - Moderate Growth Portfolio - Class A Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	1.12%	11.53%	6.08%	7.69%
To seek capital appreciation and current income.	Transamerica Asset Allocation - Moderate Portfolio - Class A Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	1.07%	8.55%	4.01%	6.00%
To seek long-term capital appreciation and capital preservation.	Transamerica BlackRock iShares Edge 40 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.71%	11.42%	3.21%	4.65%
To seek to earn a total return modestly in excess of the total return performance of the S&P 500® Index while maintaining a volatility of return similar to the S&P 500® Index.	Transamerica JPMorgan Enhanced Index VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.61%	16.21%	14.39%	14.61%
To seek long-term capital appreciation.	Transamerica Janus Mid-Cap Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	1.09%	7.85%	6.91%	10.87%
To seek to provide a high total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.	Transamerica Multi-Managed Balanced - Class A Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Mangement, Inc.	0.95%	6.47%	7.04%	8.76%
To seek to maximize total return.	Transamerica Small/Mid Cap Value VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Systematic Financial Management, L.P.	1.06%	9.51%	9.29%	9.53%
To seek long-term growth of capital by investing primarily in common stocks of small growth companies.	Transamerica T. Rowe Price Small Cap VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: T. Rowe Price Associates, Inc.	0.83%	10.27%	5.43%	10.46%
To seek maximum long-term total return, consistent with reasonable risk to principal, by investing in a diversified portfolio of common stocks of primarily non-U.S. issuers.	Transamerica TSW International Equity VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Thompson, Siegel & Walmsley LLC	1.11%	31.42%	8.58%	7.27%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.64%	17.76%	12.32%	16.43%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.89%	17.47%	12.05%	16.13%
To seek to maximize total return through a combination of income and capital appreciation.	Victory Pioneer High Yield Fund - Class A Advised by: Victory Capital Management Inc.	1.17%	7.57%	3.94%	5.42%
  (1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
  (2) There can be no assurance that any money market portfolio offered under this Contract will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Contract charges, the yield on the money market Subaccount may become extremely low and possibly negative.

  CLOSED INVESTMENT OPTIONS:
  Effective May 1, 2007, the following subaccount was closed to new investments.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
Seeks long-term capital growth.	LVIP American Century Ultra® Fund - Standard II Advised by: Lincoln Financial Investments Corporation; Sub-Advised by: American Century Investment Management, Inc.	0.77%	12.84%	11.68%	17.16%

  Effective December 12, 2011, the following subaccounts were closed to new investments.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
To provide long-term capital appreciation.	Invesco V.I. American Value Fund - Series I Advised by: Invesco Advisers, Inc.	0.89%	21.00%	17.85%	12.29%
Seeks long-term growth of capital.	Janus Henderson Enterprise Portfolio - Service Advised by: Janus Henderson Investors US, LLC	0.97%	7.41%	7.35%	12.51%

  Effective September 17, 2012, the following subaccount was closed to new investments.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
To seek long-term capital growth.	Templeton Foreign VIP Fund - Class 2 Advised by: Templeton Investment Counsel, LLC	1.09%	29.19%	8.25%	5.75%

  Effective April 28, 2023, the following subaccounts were liquidated.

Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
To seek to maximize total return, consistent with income generation and prudent investment management.	BlackRock U.S. Government Bond V.I. Fund Advised by: BlackRock Advisors, LLC	N/A	N/A	N/A	N/A
Long-term growth of capital. Current income is a secondary objective.	Pioneer Real Estate VCT Portfolio Advised by: Amundi Asset Management US, Inc.	N/A	N/A	N/A	N/A

  Please retain this Notice for future reference. The last prospectus and statement of additional information for the Contract Dated May 1, 2014, as supplemented, contains more information about the Contract. You may contact us for additional information free of charge at (800) 525-6205 or write us at:

  Transamerica Life Insurance Company
  6400 C Street SW
  Cedar Rapids, IA 52499
  Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

  File Number: 333-232468
  EDGAR Contract Identifier No. is #C000214633